Exhibit (p)(9)

PALISADE CAPITAL MANAGEMENT, L.L.C.

CODE OF ETHICS

Capitalized terms used in this Code of Ethics have the meanings assigned to them in Palisade’s Compliance Manual, as amended.

Amended January 2016

Code of Ethics

BACKGROUND

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written Code of Ethics (the “Code”) that contains provisions regarding:

•	The adviser’s fiduciary duty to its clients;

•	Compliance with all applicable Federal Securities Laws;

•	Reporting and review of personal securities transactions and holdings;

•	Reporting of violations of the Code; and

•	Providing the Code to all supervised persons.

RISKS

In developing these policies and procedures, Palisade Capital Management, LLC (“Palisade” or the “Firm”) considered the material risks associated with administering the Code. This analysis includes risks such as:

•	Supervised Persons do not understand the fiduciary duty that they, and Palisade, owe to Clients and/or Investors;

•	Supervised Persons and/or Palisade fail to identify and comply with all applicable Federal Securities Laws;

•	Supervised Persons do not report personal securities transactions;

•	Supervised Persons trade personal accounts ahead of Client Accounts;

•	Supervised Persons allocate profitable trades to Accounts in which they have a beneficial interest or unprofitable trades to Client Accounts (or accounts in which they do not have a beneficial interest);

•	Violations of the Federal Securities Laws, the Code, or the policies and procedures set forth in the Compliance Manual are not reported to the Chief Compliance Officer (“CCO”) and/or appropriate supervisory personnel;

•	Palisade does not provide its Code and any amendments thereto to all Supervised Persons; and

•	Palisade does not retain Supervised Persons’ written acknowledgements that they received the Code and any amendments thereto.

Palisade has established the following guidelines to mitigate these risks:

STATEMENT OF GENERAL PRINCIPLES

Palisade and its (i) supervised persons, (ii) consultants, (iii) temporary workers, and (iv) summer interns retained/employed by the Firm, having access to confidential Client portfolio holdings information (or securities under consideration for Client purchase), all of whom are considered to be “Supervised Persons” for purposes of this Code, must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO and Palisade’s Compliance Department administer the Code. All questions regarding the Code should be directed to the CCO or a member of the Firm’s Compliance Department. Supervised Persons must cooperate to the fullest extent reasonably requested by the CCO and the Compliance Department to enable (i) Palisade to comply with all applicable Federal Securities Laws and (ii) the CCO and the Compliance Department to discharge their duties under the Compliance Manual.

All Supervised Persons will act with competence, dignity, integrity, and in an ethical manner when dealing with Clients, Investors, the public, prospects, third-party service providers and fellow Supervised Persons. Supervised Persons must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Palisade’s services, and engaging in other professional activities.

Palisade expects all Supervised Persons to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, the Firm must act in its Clients’ best interests. Neither Palisade, nor any Supervised Person, should ever benefit at the expense of any Client. Supervised Persons must promptly notify the CCO regarding any practice that creates, or gives the appearance of, a material conflict of interest.

Supervised Persons may not use material non-public information to benefit themselves or others, including Clients. “Material non-public information” relates not only to issuers but also to Palisade’s securities recommendations and client securities holdings and transactions.

Supervised Persons are generally expected to discuss any perceived risks or concerns about Palisade’s business practices with their direct supervisor. However, if a Supervised Person is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

These principles should be applied to every transaction covered by this Code in order to maintain high standards of conduct and the confidence of our Clients. Consequently, mere technical compliance with the rules and guidelines contained herein may nonetheless require compliance personnel to take action where they perceive even an appearance of improper conduct.

REPORTING VIOLATIONS

Improper actions by Palisade or its Supervised Persons could have severe negative consequences for the Firm, its Clients and Investors, and its Supervised Persons. Impropriety, or even the appearance of impropriety, could negatively impact all Supervised Persons, including people who had no involvement in the improper activities.

Supervised Persons must promptly report any improper or suspicious activities, including any suspected violations of this Code, to the CCO. Issues can be reported to the CCO in person, by telephone, by email, or by written letter. Reports of potential issues may also be made anonymously through the Schwab CT system. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the Firm’s Management Committee on the matter. Any problems identified during the review will be addressed in ways that reflect Palisade’s fiduciary duty to its Clients.

A Supervised Person’s identification of a material compliance issue will be viewed favorably by the Firm’s senior executives. Retaliation against any Supervised Person who reports a violation of this Code in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If a Supervised Person believes that he or she has been retaliated against, he or she should notify the Firm’s Chief Operating Officer or another member of Palisade’s Management Committee directly.

Violations of this Code, or the other policies and procedures set forth in the Compliance Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject a Supervised Person to civil, regulatory or criminal sanctions. No Supervised Person will determine whether he or she committed a violation of the Code, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

Notwithstanding the foregoing, nothing contained in the Code shall prohibit a Supervised Person or employee from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Supervised Persons and employees do not need the prior authorization of the CCO, the Vice President of Administration or any other individual to make any such reports or disclosures and are not required to notify the Company or CCO that he or she has made such reports or disclosures.

DISTRIBUTION OF THE CODE AND ACKNOWLEDGEMENT OF RECEIPT

Palisade will distribute the Compliance Manual, which contains the Firm’s Code, to each Supervised Person upon the commencement of employment, annually, and upon any change to the Code or any material change to another portion of the Compliance Manual.

All Supervised Persons must use the Schwab CT system to acknowledge that they have received, read, understood, and agreed to comply with Palisade’s policies and procedures described in the Compliance Manual, including this Code.

CONFLICTS OF INTEREST

Conflicts of interest may exist between various individuals and entities, including Palisade, Supervised Persons, and current or prospective Clients and Investors. Any failure to identify or properly address a conflict can have severe negative repercussions for the Firm, its Supervised Persons, and/or Clients and Investors. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action.

Palisade’s policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Supervised Persons must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve Palisade and/or its Supervised Persons on one hand, and Clients and/or Investors on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients and/or Investors over the interests of Palisade and its Supervised Persons. If a Supervised Person believes that a conflict of interest has not been identified or appropriately addressed, that Supervised Person should promptly bring the issue to the CCO’s attention. Palisade has sought to identify and inventory the conflicts applicable to its business in Exhibit C to the Compliance Manual.

In some instances conflicts of interest may arise between Clients and/or Investors. Responding appropriately to these types of conflicts can be challenging, and may require robust disclosures if there is any appearance that one or more Clients or Investors have been unfairly disadvantaged. Supervised Persons should notify the CCO promptly if it appears that any actual or apparent conflict of interest between Clients and/or Investors has not been appropriately addressed.

PERSONAL SECURITIES TRANSACTIONS

Trades made by Supervised Persons should be executed in accordance with this Code, and in a manner consistent with Palisade’s fiduciary obligations to its Clients; trades should avoid actual improprieties, as well as the appearance of impropriety. Personal trades must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Supervised Person’s ability to fulfill daily job responsibilities.

Accounts Covered by the Policies and Procedures

Palisade’s Personal Securities Transactions policies and procedures apply to all accounts holding any securities over which Supervised Persons have any direct or indirect beneficial ownership interest, which typically includes accounts held by immediate family members. “Immediate family members” include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria, sharing the same household.

It may be possible for Supervised Persons to exclude accounts held personally or by immediate family members sharing the same household if the Supervised Person does not have any direct or indirect influence or control over the accounts, or if the Supervised Person can rebut the presumption of beneficial ownership over family members’ accounts. Supervised Persons should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

Examples of accounts covered by these policies and procedures also include:

1.	An account from which the Supervised Person derives an indirect pecuniary interest, such as:

A.	A general partner’s interest in the portfolio securities held by a partnership.

B.	A person’s right to a dividend that is separated or separable from the underlying securities.

2.	Any account of a non-Client that the Supervised Person manages (including, in certain circumstances, by acting as trustee) or to which the Supervised Person gives investment or voting advice.

3.	Any account owned by a trust in which a Supervised Person has an interest (including by acting as a trustee or for which the Supervised Person or a Supervised Person’s “immediate family member” is a beneficiary).

4.	Any investment partnership or similar entity where any Supervised Person and/or Supervised Person’s “immediate family member” has a substantial proportionate economic interest in the vehicle (generally 10% of the equity in the vehicle in which only one Supervised Person has an interest and 25% of the equity in the vehicle if more than one Supervised Person has an interest). The threshold may be higher for a “start-up” vehicle, depending upon the circumstances, as determined by Palisade’s CCO.

Note: New accounts holding Reportable Securities (as discussed below) may only be opened at brokerages that provide electronic trade confirmation and periodic statement delivery to the Schwab CT system, and must be pre-approved by the Compliance Department. As of April 2015, such brokerages include Charles Schwab, Merrill Lynch, Vanguard, Fidelity, and TD Ameritrade (collectively, the “Approved Brokers”). Accounts holding Reportable Securities opened at non-Approved Brokers prior to March 2015 are grandfathered and excluded from this requirement. Palisade reserves the right to reject the approval of any personal account holding Reportable Securities that cannot provide electronic reporting to Schwab CT.

Reportable Securities

Palisade requires Supervised Persons to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any security (including, without limitation, all equity and debt securities, Common Stocks, Preferred Stocks, Corporate Bonds, Municipal Bonds, Exchange Traded Funds (“ETFs”), Exchange Traded Notes (“ETNs”), Exchange Traded Closed-End Funds, currencies, commodities, options, futures, warrants, convertible securities, and derivative investments), except:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end investment companies registered in the U.S. (i.e., open-end mutual funds), other than funds advised, sub-advised or underwritten by Palisade or an affiliate;

•	Interests in 529 college savings plans; and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by Palisade or an affiliate.

Exchange-traded funds, commonly referred to as ETFs, are somewhat similar to open-end registered investment companies. However, ETFs are Reportable Securities and are subject to the reporting requirements contained in Palisade’s Personal Securities Transactions policy.

Pre-clearance Procedures for Transactions of Reportable Securities

Supervised Persons must receive written pre-clearance for all transactions of Reportable Securities (including without limitation, Reportable Securities owned in accounts or held in certificated form, initial public offerings and private placements). There is no “de minimis” exception to this requirement. Palisade may disapprove any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper. If clearance is granted, such pre-approval is valid only for the trading day on which it is authorized (i.e., “good ‘til cancelled” orders are not permitted) and the Supervised Person receiving the approval is responsible for ensuring that his or her trading is completed before the clearance’s expiration.

Supervised Persons must use the Schwab CT system to seek pre-clearance for all personal securities transactions.

The pre-clearance requirement shall not apply to the following transactions:

(A) Purchases or sales of Reportable Securities over which the Supervised Person has no direct or indirect influence or control; provided, that this exclusion does not excuse a Supervised Person from having to pre-clear personal securities transactions of such Supervised Person’s “immediate family member”;

(B) Purchases or sales of Reportable Securities which are non-volitional on the part of the Supervised Person, including sales from a margin account pursuant to a bona fide margin call;

(C) Purchases of Reportable Securities which are part of an automatic dividend reinvestment plan; and

(D) Purchases of Reportable Securities effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer.

The following additional rules apply to personal trading by Supervised Persons:

1.	Black-Out Period.

(a) Purchases. A Reportable Security may not be purchased for three (3) days after such security has been purchased for Palisade Client Accounts or, if a Firm Client purchase program is in-process, for three (3) days after such purchase program has been completed.

(b) Sales. Reportable Securities owned in Client Accounts may not be sold in Supervised Persons’ accounts until all Client sales of such Reportable Securities are completed.1 A short position in a Client Account shall not be considered to be owned in Client Accounts, for this reason alone, and therefore sales in Supervised Persons’ accounts would be permissible. Notwithstanding the foregoing, Reportable Securities may be sold for tax purposes on the second Monday of December each year (“Tax Sale Day”). If the second Monday of December is not a full trading day for the New York Stock Exchange, Tax Sale Day will be the next full trading day immediately following. All sales permitted for tax purposes are subject to all other restrictions and approval requirements contained in this Code.

Sales of Reportable Securities that would otherwise be prohibited hereunder may nonetheless be permitted for emergency purposes (with the determination of such permitted emergency sales being made by Palisade’s Principals or CCO on a case-by-case basis).

[1]	This restriction will not apply to unsupervised securities owned in Palisade Client Accounts.

2.	No Front-Running. A Reportable Security shall not be purchased or sold if such security is:

(a)	being considered by a Firm Portfolio Manager for purchase or sale for a Client Account; or

(b)	in the process of being purchased or sold for a Client.

To avoid any appearance of impropriety or a Supervised Person’s inadvertent purchase or sale of a Reportable Security in his or her personal account while a Firm portfolio manager is considering the purchase or sale of such security for Client Accounts, all Palisade analysts who are considering the purchase or sale of a Reportable Security within the market cap of the portfolios they service must receive email confirmation from their Portfolio Manager confirming that such Reportable Security is not under consideration for Client transactions. For example, an analyst on the Palisade Small Cap Core Equity team would need to obtain the approval (by email) of the Small Cap Core Equity Portfolio Manager prior to purchasing or selling a Reportable Security within the approximate market cap of the Russell 2000® Index. Such authorization is in addition to the pre-clearance requirements (via Schwab CT) described in this Code.

3.	Failure to Disclose Material Interest. No transaction can be recommended for any Palisade Client Account without first disclosing to the Client:

(a)	any material interest held by the recommending Supervised Person in the security or the issuer (with 5% or more ownership of a security or issuer deemed to be material); and/or

(b)	any contemplated transaction in such securities by such Supervised Person.

4.	No IPO Investments; “New Issue” Securities; Secondary Offerings. Neither Supervised Persons nor their immediate family members shall participate in the purchase of initial public offerings, “new issue” securities, or secondary offerings. This provision shall apply to Supervised Persons’ direct accounts as well as through investments in Private Placements or Private Funds.

5.	Private Placements and Private Funds.

(a)	Prior Approval.

No investment in a Private Placement or Private Fund may be effected by a Supervised Person unless the investment is preapproved by the CCO or his designee(s). Requests for investments in a Private Placement or Private Fund must be completed using the Schwab CT system.

The prior approval will take into account, among other factors:

(i)	whether the investment opportunity should be reserved for a Firm Client; and

(ii)	whether the opportunity is being offered to the Supervised Person by virtue of his or her position with Palisade.

(b)	Standards for Approval.

The Supervised Person must demonstrate that:

(i)	the investment is not currently appropriate for any Palisade Client;

(ii)	it is highly unlikely that the investment will be appropriate for any Firm Client in the near future; and

(iii)	the investment is not being offered to the Supervised Person because of his or her position with Palisade.

(c)	Sale of a Private Placement.

The sale of a security acquired in a Private Placement or Private Fund must be pre-approved in the manner described above.

(d)	Documentation of Prior Approvals.

All prior approvals of transactions in Private Placements and Private Funds will be documented in writing via the Schwab CT system, along with supporting rationale. The Compliance Department will be responsible for archiving all such documentation pursuant to Palisade’s record retention policy.

6.	No Short-Term Trading Profits. No Supervised Person shall profit from short-term trading. Accordingly, Supervised Persons are prohibited from selling Reportable Securities for a profit within sixty (60) calendar days after their purchase.

7.	No Investments in Derivatives. Supervised Persons are prohibited from trading derivative securities; provided, that Supervised Persons may trade covered calls on securities or security indices. Trading in derivatives is subject to the sixty (60) calendar day holding period specified above (as well as all other requirements set forth in this Code).

8.	Restricted List. Palisade’s Compliance Department maintains a confidential Restricted List of issuers about which the Firm might have received Material Non-Public Information. The Compliance Department (and the Schwab CT system) will not pre-clear any personal transactions in securities that are associated with any issuers on the Restricted List.

REPORTING REQUIREMENTS

Palisade must collect information regarding the personal trading activities and holdings of all Supervised Persons. Supervised Persons must submit quarterly reports regarding securities transactions and newly opened accounts, as well as annual reports regarding holdings and existing accounts.

Quarterly Transaction Reports

Each quarter, Supervised Persons must affirm all Reportable Securities transactions in accounts in which they have a Beneficial Interest (as described above). Supervised Persons must also affirm any accounts opened during the quarter that hold any securities (including securities excluded from the definition of a Reportable Security). Affirmations regarding securities transactions and newly opened accounts must be submitted to the Compliance Department via the Schwab CT system within 30 days of the end of each calendar quarter.

As discussed above, all institutions hosting Supervised Persons’ accounts must send electronic duplicate trade confirmations of Reportable Securities and/or account statements through the Schwab CT system. The Compliance Department must receive all such confirmations and statements within 30 days of the end of each calendar quarter. Any trades of Reportable Securities that did not occur through a broker-dealer, such as the purchase of a Private Fund, must be pre-cleared (as described above) and affirmed through the Supervised Persons’ quarterly transaction affirmation via Schwab CT.

If a Supervised Person did not have any transactions of Reportable Securities or account openings to report, this should be indicated through the Schwab CT system within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Supervised Persons must periodically report the existence of any account that holds any securities (including securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the Compliance Department through the Schwab CT system on or before February 14th of each year, and within ten (10) days of an individual first becoming a Supervised Person. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became a Supervised Person. Initial and annual holdings reports should be submitted through the Schwab CT system.

Initial and annual reports must disclose the existence of all accounts that hold any securities, even if none of those securities fall within the definition of a “Reportable Security.”

If a Supervised Person does not have any holdings and/or accounts to report, this should be indicated on the Schwab CT system within 10 days of becoming a Supervised Person and by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, a Supervised Person is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan; or

•	Any reports with respect to securities held in accounts over which the Supervised Person had no direct or indirect influence or control, such as an account managed by an investment adviser on a purely discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser.

Personal Trading and Holdings Reviews

Palisade’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Supervised Persons’ personal trading activities. Accordingly, the Compliance Department will closely monitor Supervised Persons’ investment patterns to detect the following potentially abusive behavior:

•	Frequent and/or short-term trades in any security;

•	Trading opposite of Client trades;

•	Trading ahead of Clients; and

•	Trading that appears to be based on Material Non-Public Information.

The Compliance Department will review all reports submitted pursuant to the Personal Securities Transactions policies and procedures for potentially abusive behavior, and will compare Supervised Persons’ trading with Clients’ trades as necessary. Upon review, the Schwab CT system will note the Compliance Department team member who conducted such review, and will attach a written description of any issues noted. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including termination of employment.

Palisade’s Chief Operating Officer will monitor the CCO’s personal securities transactions for compliance with the Personal Securities Transactions policies and procedures. No member of the Compliance Department will monitor his or her own personal securities transactions for compliance with the Personal Securities Transactions policies and procedures.

DISCLOSURE OF THE CODE OF ETHICS

Palisade will describe its Code of Ethics in Part 2A of its Form ADV and, upon request, furnish Clients and Investors with a copy of this Code of Ethics. All Client requests for the Firm’s Code of Ethics should be directed to the CCO.